October 7, 2024

Ian F. Borden
Executive Vice President and Global Chief Financial Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

       Re: McDonald's Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed February 22, 2024
           File No. 001-05231
Dear Ian F. Borden:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services